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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    Commission File Number             333-21859
                                                          ----------------------

                        Factory Card & Party Outlet Corp.
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             (Exact name of registrant as specified in its charter)

                                 2727 Diehl Road
                         Naperville, Illinois 60563-2371
                                 (630) 579-2000
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, par value $.01 per share (1)(2)
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                   Common Stock, par value $.01 per share (3)
     Series A Warrants to purchase Common Stock, par value $.01 per share, exercisable until April 9, 2006 (3)
     Series B Warrants to purchase Common Stock, par value $.01 per share, exercisable until April 9, 2008 (3)
     Series C Warrants to purchase Common Stock, par value $.01 per share, exercisable until April 9, 2010 (3)
     Series D Warrants to purchase Common Stock, par value $.01 per share, exercisable until April 9, 2010 (3)
--------------------------------------------------------------------------------
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   |X|               Rule 12h-3(b)(1)(i)    |X|
         Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)  [ ]               Rule 12h-3(b)(2)(ii)   [ ]
                                                 Rule 15d-6             |X|

     Approximate number of holders of record as of the certification or notice date: Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934 Factory Card & Party Outlet Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 12, 2002     By:    /s/JAMES D. CONSTANTINE
         -------------            ------------------------------------------
                                  James D. Constantine
                                  Executive Vice President and Chief Financial
                                        and Administrative Officer

(1) On March 23, 1999, Factory Card Outlet Corp. (now known as Factory Card & Party Outlet Corp.) ("FCPO") and its subsidiary, Factory Card Outlet of America (together with FCPO, the "Company"), filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company filed with the United States Bankruptcy Court for the District of Delaware a joint plan of reorganization, dated February 5, 2002, as modified on March 20, 2002 (the "Plan"). The Plan provides for the cancellation of certain of FCPO's outstanding securities and for the issuance by FCPO of new common stock to the Company's creditors and existing holders of the cancelled common stock of FCPO. Existing holders of the cancelled common stock of FCPO will also receive warrants to purchase the new common stock. The Plan became effective April 9, 2002.

(2) Effective September 1, 1999, FCPO's common stock, par value $.01 per share, was delisted from the NASDAQ National Market. Such common stock traded on the OTC Bulletin Board, an electronic quotation service for NASD Market Makers, until it was canceled by FCPO effective April 9, 2002.

(3) Subsequent to the filing of this Form 15, a Registration Statement on Form 8-A is being filed with the SEC on June 13, 2002 related to these securities.